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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                              REMOTE DYNAMICS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
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                         (Title of Class of Securities)

                                    75962A105
             ------------------------------------------------------
                                 (CUSIP Number)

         LLOYD I. MILLER, III, 4550 GORDON DRIVE, NAPLES, FLORIDA, 34102
                              (TEL) (239) 263-8860
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 12, 2004
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 pages)

----------------

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D

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CUSIP NO.          75962A105                                         PAGE 2 OF 6
----------------------------                        ----------------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III                              ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)    [ ]

                                                                      (B)    [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          PF-00**
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                             [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                     7        SOLE VOTING POWER

                              572,396***
     NUMBER OF      ------------------------------------------------------------
      SHARES         8        SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 357,552***
       EACH         ------------------------------------------------------------
     REPORTING       9        SOLE DISPOSITIVE POWER
      PERSON
       WITH                   572,396***
                    ------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              357,552***
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         929,948
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.6%
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14        TYPE OF REPORTING PERSON

          IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3, HEREIN.
***SEE RESPONSE TO ITEM 5(b), HEREIN.
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                                                                     Page 3 of 6

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.      Security and Issuer
             -------------------

      This statement relates to the Common Stock (the "Shares") of Remote Dynamics, Inc. (the "Company"). The Company has its principal executive offices at 1155 Kas Drive, Suite 100, Richardson Texas.

Item 2.      Identity and Background
             -----------------------

      This statement is filed by Lloyd I. Miller, III (the "Reporting Person" and/or "Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by Miller on his own behalf and on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3.      Source and Amount of Funds or Other Considerations
             --------------------------------------------------

      The 929,948 Shares Miller may be deemed to beneficially own was distributed by the Company to Miller pursuant to the consummation of the Third Amended Plan of Reorganization (the "Plan") of Minorplanet Systems USA, Inc., Caren (292) Limited, and Minorplanet Systems USA Limited under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas-Dallas Division. The distribution of the 929,948 Shares to Miller was on account of certain claims held by Miller against the Company in such proceeding. Such claims arose from Miller's prior ownership of $2,965,000.00 aggregate principal amount of the Company's 13.75% Notes due 2005 (the "Notes").

      Miller may be deemed to beneficially own the 929,948 Shares through various entities. Miller is the advisor to Trust A-3 and Trust A-4 (the "Trusts"). Trust A-3 and A-4 were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of the Trusts. All of the Notes purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trust at various times and at various prices.

      Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to
Milfam I, L.P. by its partners, or money generated and held by Milfam I, L.P.
All of the Shares Miller is deemed to
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                                                                     Page 4 of 6

beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners, or money generated and held by Milfam II, L.P. All of the Notes Miller purchased in Milfam I, L.P. and Milfam II, L.P. were purchased at various times and at various prices.

      All of the Notes purchased by Miller on his own behalf, were purchased with personal funds generated and held by Miller at various times and at various prices.

      Miller is the trustee for certain generation skipping trusts (each a "GST") including Catherine Miller GST, Lloyd Crider GST, Lloyd I. Miller GST and Kimberly Miller GST (collectively, the "GST's"). All of the Shares Miller is deemed to beneficially own as the trustee for the GST's were purchased with money generated and held by the GST's. All of the Notes purchased by the GST's were purchased at various times and at various prices.

Item 4.      Purpose of the Transaction
             --------------------------

      As described in response to Item 3 above, the 929,948 Shares were acquired pursuant to the terms of the Plan on account of claims in the Company's Chapter 11 proceeding. Pursuant to the Plan, Miller was designated to be a member of the Company's board of directors. Other than becoming a board member and engaging in activities as a member of the board of directors, Miller does not have any plans or proposals that relate to the matters described in Item 4 of Schedule 13D.

      While Miller does not have current plans to sell any of the securities that he may be deemed to beneficially own, Miller may determine, based on market and general economic conditions, the business affairs and financial conditions of the Company, market price of the Shares and other public factors deemed relevant to Miller, to acquire or dispose of beneficial ownership of additional securities of the Company. Miller may take any other action with respect to the Company or any of the Company's debt or equity securities in any manner permitted by law.

Item 5.      Interest in Securities of the Issuer
             ------------------------------------

      (a) Miller is deemed to beneficially own 929,948 Shares (12.6% of the outstanding Shares, based on 7,350,000 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2004). As of the date hereof, 15,682 of such beneficially owned Shares are owned of record by Trust A-3; 324,620 of such beneficially owned Shares are owned of record by Trust A-4; 109,775 of such beneficially owned Shares are owned of record by Milfam I, L.P.;136,434 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 217,981 of such beneficially owned Shares are owned of record by Miller directly; 15,682 of such beneficially owned Shares are owned of record by Catherine Miller GST; 15,682 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 17,250 of such beneficially owned Shares are owned of record by Lloyd Crider GST; and 76,842 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST.

      (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trusts and Lloyd Crider GST and sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Lloyd I. Miller GST, Catherine Miller GST, and Kimberly Miller GST and Miller directly (see Item 6).

      (c) On July 12, 2004 and on July 13, 2004 Miller received the distributions of the 929,948 Shares pursuant to the Plan. Except for such distributions, Miller has not effected any transactions in the common stock of the Company during the past 60 days.
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                                                                     Page 5 of 6

      (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of, such securities.

      (e) Not Applicable

Item 6.        Contracts, Arrangements, Understandings or Relationships With
               -------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

      The Trust Agreement provides:

      The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

      The Operating Agreement provides:

      While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

      The Milfam I Partnership Agreement provides:

      The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

      The Milfam II Partnership Agreement provides:

      The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.
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                                                                     Page 6 of 6

      After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2004



                                            By:    /s/ Lloyd I. Miller, III
                                                   ------------------------
                                                   Lloyd I. Miller, III